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Jeff Teles · 3rd

Cofounder at Coda Music, Inc

Pikesville, Maryland · 117 connections · **Contact info**

University of Maryla
College Park

Experience

CTO
Global Apptitude

CTO
Coda Music, Inc
Jul 2019 – Present · 1 yr 3 mos



Principal Engineer
Stack Sports
Jul 2017 – Jul 2019 · 2 yrs 1 mo

Education



University of Maryland College Park











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Business Development · 3

Ross Gray and 2 connections have given endorsements for th

Strategic Planning · 2

Ross Gray and 1 connection have given endorsements for this

Management · 1

Ross Gray has given an endorsement for this skill

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Recommendations

Received (0) Given (1)



Anna Hoffman
National Alliance on Mental Illness (NAMI) of Metropolitan Baltimore
January 15, 2019, Jeff managed Anna directly

Anna was an excell
company and her e
and the success of
and is detail oriente
place and is a real t



    

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